August 26, 2022

Ms. Erin Donahue and Ms. Jennifer Angelini
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re: Valmont Industries, Inc.
Form 10-K for the Fiscal Year Ended December 25, 2021
Filed February 23, 2022
File # 001-31429

Dear Ms. Donahue and Ms. Angelini:

This letter contains Valmont Industries, Inc.’s (the “Company” or “Valmont”) responses to the comment letter dated July 29, 2022 received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission regarding the Company’s Annual Report on Form 10-K for the year ended December 25, 2021. The Staff’s comments have been stated below in their entirety. The Company’s responses follow each comment.

Form 10-K for the Fiscal Year Ended December 25, 2021
General
1.
We note that you provided more expansive disclosure in your Sustainability Report and Sustainability Annex than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your Sustainability Report and Sustainability Annex.

Valmont Response:
The Company advises the Staff that we continuously work to increase the transparency and quality of our data and voluntarily report on climate-related activities in our Valmont Sustainability Report and Sustainability Annex.  As indicated in the Sustainability Report, the information included is based upon leading frameworks such as Global Reporting Initiative (GRI) and the sustainability and reporting framework of the Sustainability Accounting Standards Board (SASB).The information included in the Sustainability Report was not based on disclosure requirements for an Annual Report on Form 10-K.

Materiality under the GRI and SASB frameworks for topics and metrics, as indeed for the other leading frameworks, differs from materiality as applied in accordance with disclosure requirements under U.S. securities laws and regulations. The disclosures in the Company’s SEC reports are made in accordance with the disclosure requirements of U.S. securities laws and regulations, including with respect to materiality as defined under Basic Inc. V. Levinson, 485 U.S. 224 (1988).  Thus, the Form 10-K includes the required information that is material to an understanding of the Company’s business and is otherwise responsive to the disclosures required in our SEC reports.  The disclosures for our Form 10-K included consideration by all relevant groups, including senior management, internal audit, and our outside advisers. We regularly evaluate climate-related topics and trends discussed in our published climate-related reports, including those in our Sustainability Report and Sustainability Annex, as part of this process.

The Company therefore respectfully submits that it will continue to monitor and evaluate whether U.S. securities laws warrant inclusion of any specific material future or existing climate-related matters beyond what is currently disclosed in the “regulatory and business developments regarding climate change” risk factor within Item 1A Risk Factor section of its Form 10-K.

Risk Factors, page 10

2.
We note your risk factor disclosure on page 18 related to regulatory and business developments regarding climate change. Please revise to disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

Valmont Response:
Valmont advises the Staff that we assess climate change in our risk factor review process, which consists of senior management review of operational matters, scientific information about climate change trends from our internal sustainability team, consultation with our legal and industry experts on legislative and regulatory enactments and considerations, and discussion of risk assessments with the Company’s audit committee. In the course of this process, we concluded that we have not experienced any material transition risks, nor do we currently anticipate any potential material transition risks beyond those disclosed.

The Company respectfully advises the Staff, the following risk factors disclosed in its Form 10-K identify the following transition risks of the potential consequences related to our business, customers, and compliance costs:

•	“The production and market for our products are subject to the impact of laws and rules related to climate change.”
•	“Our customers, and our operating segments, are exposed to risks of increased costs to comply with such laws and rules, including increased costs for raw materials and transportation, …”
•	“… as well as exposure to damage to our respective business reputations upon any failure of compliance.”
•
“Other adverse consequences of climate change could include an increased frequency of severe weather events and rising sea levels that could affect operations at our manufacturing facilities, the price of insuring Company assets, or other unforeseen disruptions of the Company’s operations, systems, property, or equipment.”

We have not identified, nor do we foresee, credit risk from climate-related matters.  We believe technological changes manifest more as opportunities, as opposed to risks, as the benefits from our products include water conservation benefits among other climate benefits. The Company is uniquely positioned to help its customers adapt to the most direct weather-related impacts of global temperature increase through its portfolio of agricultural water management products and services. Over a long-term, the Company’s utility power distribution and value-added solar product offerings will contribute to global adoption of clean energy.  This presents a strategic opportunity for the Company to apply its product innovation expertise to the serious global challenge of climate change. We have not identified any market trends that would challenge the Company’s business opportunities.

We have developed and are developing climate-related goals, and measuring and refining our measurement of climate impact. During that process while reviewing the policy and regulatory changes, we will continue to review and evolve the Staff’s referenced risk factor in the Company’s future SEC filings.

3.	Please disclose any material litigation risks related to climate change and explain the potential impact to the company.

Valmont Response:
As reported in Item 3 of the Company’s Form 10-K, we advise the Staff that the Company is not party to, nor are any of its properties subject to, any material legal proceedings.  From time to time, the Company is engaged in routine litigation incidental to our businesses.

We define climate change-related litigation to be a case alleging climate change impacts from our operations or failure to meet applicable law related to climate change. We monitor our operations, including through our disclosure controls, to determine and assess known and potential loss contingencies. We routinely engage in this process in connection with our disclosure controls, and should we make a different determination of material litigation risks related to climate change, including the potential risk related to climate change litigation, we will update our disclosures in our future SEC filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
4.
It appears you have identified climate-related projects in your Sustainability Report and Sustainability Annex, such as projects related to reducing emissions. Tell us about past and future capital expenditures for climate-related projects. Include quantitative information for the periods covered by your Form 10-K and for future expenditures as part of your response.

Valmont Response:
The Company advises the Staff the Company had no material capital expenditures for climate-related projects for the periods covered in our 2021 Form 10-K and through the date of this letter.  If in the future we incur or know we will undertake any material capital project with the primary purpose of addressing climate change, we will disclose appropriate detail about the project including the anticipated expenditures.

The Company advises the Staff that the amount of climate-change related capital expenditures were approximately 4.6% of the aggregated consolidated capital expenditures for the three years ended December 25, 2021, which we do not consider material. These climate-change related capital expenditures were primarily the purchase of solar energy generation equipment, electric vehicles, and more energy efficient lighting for our factories.

5.	To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
•	decreased demand for goods or services that produce significant greenhouse gas emission or are related to carbon-based energy sources;
•	increased demand for goods that result in lower emissions than competing products;
•	increased competition to develop innovative new products that result in lower emissions;
•	increased demand for generation and transmission of energy from alternative energy sources; and
•	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

Valmont Response:
The Company advises the Staff its belief that an indirect consequence of climate-related regulation is increased demand for its renewable energy product lines.  The products are solar tracker products and steel structures for rotor houses and towers for wind turbines in Northern Europe.  Another indirect consequence of climate-related regulation is increased demand for transmission and distribution of the energy sourced from renewable energy.  Distributed generation from renewable energy sources typically requires new power transmission infrastructure.   The Company’s steel, concrete, and hybrid structures carry power for electrical substation, distribution, and transmission applications.

The Company uses commodities such as steel, aluminum, natural gas, and fuel in the manufacturing of its products.  To date, we have not observed any noticeable supply shortages or price increases directly or indirectly from climate-change factors.

With the exception of the perceived increases in product demand noted above, the Company has not identified any other decreases or increases in demand or material business trends as indirect consequences of climate-change regulations or business trends due to the following:
•	decreased demand for goods or services that produce significant greenhouse gas emission or are related to carbon-based energy sources;
•	increased demand for goods that result in lower emissions than competing products;
•	increased competition to develop innovative new products that result in lower emissions;
•	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

To the extent that direct or indirect climate-change risks drive measurable, material impacts on the Company, we will provide appropriate disclosure in future filings with the Commission.

6.	Please discuss the physical effects of climate change on your operations and results. This disclosure may include the following:
•	severity of weather, such as floods, hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;
•	quantification of material weather-related damages to your property or operations;
•	potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers;
•	decreased agricultural production capacity of your customers in areas affected by drought or other weather-related changes; and
•	any weather-related impacts on the cost or availability of insurance.

Include quantitative information for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods as part of your response.

Valmont Response:
The Company advises the Staff it considers applicable SEC disclosure rules, regulations, and guidance and to the extent material, evaluates disclosure regarding any physical effects of climate change on its operations.  We advise that with respect to the physical effects of climate change on operations or results listed below, we currently believe that the direct or indirect consequences of the climate-related business trends are immaterial:

•	severity of weather, such as floods, hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;
o
We believe such climate change impacts may lead to an increase in demand for product line offerings most pertinent to adapting to this threat include center pivot irrigation systems, renewable energy products, and advanced technology solutions for water management and precision agriculture.

•	quantification of material weather-related damages to your property or operations;
o
The Company experienced a flood around its Valley, Nebraska manufacturing facility in March 2019 which we disclosed in our Form 10-Q for the period ended March 30, 2019.  The Company has insurance policies, both for property damage and business interruption. The net financial impact from the 2019 flood was the $1 million insurance deductible. The company did not experience weather-related damages to its properties or operations in 2020 or 2021.

•	potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers;
o
The Company’s business base is significantly varied across individual customers, suppliers, and geographies.  As discussed above, we believe climate change impacts may lead to an increase in demand for product line offerings most pertinent to adapting to this threat including center pivot irrigation systems, renewable energy products, and advanced technology solutions for water management and precision agriculture.

•	Decreased agricultural production capacity of your customers in areas affected by drought or other weather-related changes; and
o
To the extent our customers experience decreased agricultural production capacity from drought or other weather related changes, the Company may experience an increase in demand for our products, such as our center pivot irrigation systems and advanced technology solutions for water management and precision agriculture.

•	any weather-related impacts on the cost or availability of insurance.
o
The Company spends an immaterial amount on property insurance and does not anticipate future costs to be significantly higher.  The Company has not experienced, not does it foresee, a lack of insurance availability in the future.

7.
We note your disclosure on page 15 regarding potentially significant expenditures in the future to comply with environmental laws. Tell us about and quantify any compliance costs related to climate change for each of the last three fiscal years and provide us with additional detail regarding increased amounts expected to be incurred in future periods.

Valmont Response:
The Company advises the Staff that the referenced costs are from the compliance requirements of environmental laws in the regions in which it operates and such costs were not material for any of the years presented in the 2021 Form 10-K.  These compliance costs do not relate to climate change and are not anticipated to increase in future periods.

8.
If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. As part of your response, include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and for future periods.

Valmont Response:
      The Company advises the Staff that it has not purchased or sold carbon credits.

*****

Should you have any comments or questions regarding our responses, please contact the undersigned at (402) 963-1012.

Sincerely,

/s/ Avner M. Applbaum
Avner M. Applbaum
Executive Vice President and Chief Financial Officer